OMB APPROVAL
                                                     OMB Number:       3235-0145
                                                         Expires:August 31, 1999
                                                     Estimated average burden
                                                     hours per response....14.90

                       SECURlTIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
           13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (Amendment No. 2 )*

                              Eagle BancGroup, Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                  26941T-10-3
  -----------------------------------------------------------------------------
                                 (CUSIP Number)

    Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (973) 560-1400
                                 (201) 560-1400
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)
                                November 12, 1998
 ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The statement on Schedule 13D which was filed on October 7, 1998 and Amendment No. #1 which was filed on October 9, 1998, on behalf of Seidman and Associates, L.L.C. ("SAL"), Seidman and Associates II, L.L.C. ("SALII"), Seidman Investment Partnership ("SIP"), Federal Holdings L.L.C. ("Federal"), Kerrimatt, LP ("Kerrimatt"), Lawrence B. Seidman, Individually ("Seidman"), Benchmark Partners LP ("Partners"), The Benchmark Company, Inc. ("TBCI"), Richard Whitman, Individually ("Whitman") and Lorraine Di Paolo ("Di Paolo"), Individually (collectively, the "Reporting Persons") with respect to the Reporting Persons' beneficial ownership of shares of Common Stock, $.01 par value (the "Shares"), of Eagle BancGroup, Inc., a Delaware Corporation (the "Issuer"), is hereby amended as set forth below. Such Statement on Schedule 13D is hereinafter referred to as the "Schedule 13D". Terms used herein which are defined in the
Schedule 13D shall have their respective meanings set forth in the Schedule 13D.


4.       Purpose of Transaction

On November 12, 1998, Lawrence Seidman, as a representative of the Reporting Persons, sent a letter to Donald L. Fernandez. Prior to the sending of this letter, Mr. Seidman requested representation on the Eagle BancGroup, Inc. Board of Directors as a representative of the Reporting Persons, who own in excess of the 5% of the shares of Eagle BancGroup, Inc. and are Eagle BancGroup, Inc.'s largest shareholder. This request was rejected by the Board of Directors.

The Reporting Persons are now requesting that Eagle BancGroup, Inc. provide the Reporting Persons with a current and true copy of the Eagle BancGroup Inc. shareholder list (including the NOBO/CEDE/Philadep list).

In addition, the Reporting Persons have requested that Eagle BancGroup, Inc. conduct a conference call to enable the shareholders to express their views with respect to this issue.

The letter of November 12, 1998 is attached hereto as Exhibit A and is incorporated herein in its entirety.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         11/12/98                       ss/Lawrence B. Seidman
                  Date                  Lawrence B. Seidman, Power of
                                        Attorney Pursuant to Joint
                                        Filing Statement Dated
                                        October 5, 1998

                                    Ex. A

                            LAWRENCE B. SEIDMAN, ESQ.
                                 100 Misty Lane
                                 P. O. BOX 5430
                              Parsippany, NJ 07054

                                 (973) 560-1400

                                November 12, 1998


Via Federal Express

Mr. Donald L. Fernandes
President, Chief Executive Officer
First Federal Savings and Loan Association
301 Fairway Drive
Bloomington, Illinois 61701


Dear Mr. Fernandes:

I am a representative of Benchmark Partners, L.P, Seidman & Associates, LLC, Seidman Investment Partnership, L.P., Seidman & Associates II, LLC, Kerrimatt, L.P. and Federal Holdings, LLC, (collectively the "Reporting Persons"), the record holders of in excess of 5% of the outstanding shares of Eagle BancGroup, Inc. ("Eagle" or the "Company").

The Reporting Persons hereby request that you provide us with a current and true copy of the Eagle shareholder list (including the NOBO/CEDE/Philadep list). This request is made consistent with the provisions of the Delaware General Corporation Law, and Rule 14a-7 of the Securities Exchange Act of 1934. This request is made so that the Reporting Person can communicate with the Eagle shareholders concerning the request for Board representation and other pertinent matters in connection with the next meeting of shareholders.

We request that the shareholder lists be provided in paper and magnetic tape, or disc, form (whichever form is utilized by your transfer agent). Furthermore, please update the record holder information on a daily basis, or at the shortest reasonable intervals, until the record date for the next shareholder meeting.

As we discussed, the Reporting Persons as Eagle's largest shareholder, have asked for representation on Eagle's Board of Directors.You informed me that the Board of Directors discussed, and rejected this request at the last Board Meeting. Consequently, the Reporting Persons are considering nominating their own slate of nominees for directors at the next meeting of shareholders. Before significant corporate resources are expended with respect to the issue of Board representation, the Reporting Persons hereby request that the Company conduct a conference call to enable shareholders to express their views. The Company should issue a press release notifying the shareholders as to the date and time for the conference call. It is the position of the Reporting Persons that the failure to conduct such a conference call would constitute a breach of the fiduciary duty the Directors owe to the shareholders they represent, and therefore could subject the Directors to personal liability for any proxy expenses incurred by the Company in the event the Reporting Persons' proxy contest is successful.

The Reporting Persons feel very strongly that shareholder representation is very important to corporate governance and to the maximization of shareholder value. The Reporting Persons would prefer to avoid a costly proxy contest, but are prepared to proceed with such a contest to gain representation on the Board. If a representative of the Company desires to discuss other alternatives to accomplish these goals, please contact the undersigned.

Please also provide us with copies of the Company's and First Federal Savings and Loan Association, Bloomington, Illinois's current Articles of Incorporation and Bylaws and any amendments thereto.

The Reporting  Persons have filed with the Securities and Exchange  Commission a
Schedule 13D and an amendment thereto on October 6, 1998 and October 9, 1998, respectively, which contain certain disclosures concerning beneficial ownership of the Reporting Persons that are incorporated herein by reference.

All of the information requested in this letter should be sent to the Reporting Persons in care of the undersigned.


                                                     Very truly yours,
                                                     ss/Lawrence B. Seidman

                                                     LAWRENCE B. SEIDMAN

LS:rr
Enc.

                                  CERTIFICATION

         Lawrence B. Seidman, upon his oath certifies as follows:
1. The Reporting Persons will not use the shareholder list information for any purpose other than to communicate with, and, if necessary, to solicit proxies from, the shareholders of Eagle BancGroup, Inc. with respect to the slate of Directors proposed by management for election at the next shareholder meeting.

     2. Reporting Persons will not disclose the shareholder list information to any person other than the beneficial owner for whom the shareholder list request was made, or an employee or agent to the extent necessary to effect the communication or solicitation referred to above.
                                                        ss/Lawrence B. Seidman
                                                     ---------------------------
                                                     LAWRENCE B. SEIDMAN

STATE OF NEW JERSEY )                             )SS.
COUNTY OF MORRIS  )
BEFORE ME, a notary public in and for the State of New Jersey, County of Morris, did personally appear LAWRENCE B. SEIDMAN, who made oath under penalty of perjury that the aforesaid facts are true and correct to the best of his knowledge, information and belief.

         GIVEN under my hand and seal this 12th  day,  November , 1998.

ss/Ruth w. Rivkind
Notary Public of New Jersey
My Commission expires:
Feb. 14, 2001